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Exhibit 99.4

CANADIAN GAAP
CONSOLIDATED FINANCIAL STATEMENTS

Management's Report	76
Auditors' Report	77
Financial Statements
Consolidated Balance Sheets	78
Consolidated Earnings	79
Consolidated Retained Earnings	79
Consolidated Cash Flows	80
Notes to Consolidated Financial Statements	81 to 99

MANAGEMENT'S REPORT

        The consolidated financial statements of Axcan Pharma Inc. and the other financial information included in this annual report are the responsibility of the Company's management.

        These consolidated financial statements and the other financial information have been prepared by management in accordance with Canadian generally accepted accounting principles. This responsibility includes the selection of appropriate accounting principles and methods in the circumstances and the use of careful judgement in establishing reasonable accounting estimates.

        Management maintains internal control systems designed among other things, to provide reasonable assurance that the Company's assets are adequately safeguarded and that the accounting records are a reasonable basis to prepare relevant and reliable financial information.

        The Audit Committee is composed solely of external directors. This Committee meets with the external auditors and management to discuss matters relating to the audit, internal control and financial information. The Committee also reviews the consolidated quarterly and annual financial statements.

        These consolidated financial statements have been audited by Raymond Chabot Grant Thornton, LLP, Chartered Accountants, whose report indicating the scope of their audit and their opinion on the consolidated financial statements is presented below.

        The Board of Directors has approved the Company's financial statements on the recommendation of the Audit Committee.

        The Company decided, for the year beginning October 1, 2002 to switch from Canadian generally accepted accounting principles to generally accepted accounting principles in the United States of America as its primary reporting convention. Consolidated financial statements in accordance with generally accepted accounting principles in the United States of America have been also prepared.

Léon F. Gosselin President and Chief Executive Officer	David W. Mims Executive Vice President and Chief Operating Officer	Jean Vézina Vice President, Finance and Chief Financial Officer

Mont-Saint-Hilaire, Quebec, Canada
November 10, 2004

76            CANADIAN GAAP

AUDITORS' REPORT

TO THE SHAREHOLDERS OF AXCAN PHARMA INC.

        We have audited the consolidated balance sheets of Axcan Pharma Inc. as at September 30, 2004 and 2003 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended September 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2004 in accordance with generally accepted accounting principles in Canada.

        On November 10, 2004, we reported separately to the shareholders of Axcan Pharma Inc. on the consolidated financial statements for the same periods, prepared in accordance with generally accepted accounting principles in the United States of America.

Chartered Accountants

Montreal, Quebec, Canada
November 10, 2004

CANADIAN GAAP            77

CONSOLIDATED BALANCE SHEETS

September 30	2004	2003
in thousands of U.S. dollars	$	$
Assets
Current assets
Cash and cash equivalents	22,063	37,886
Short-term investments, at cost (Note 5)	15,922	133,112
Accounts receivable (Note 6)	46,518	19,665
Income taxes receivable	9,196	5,315
Inventories (Note 7)	37,270	20,163
Prepaid expenses and deposits	3,499	2,848
Future income taxes (Note 8)	4,586	6,214

Total current assets	139,054	225,203
Investments (Note 9)	—	775
Property, plant and equipment (Note 10)	31,265	20,351
Intangible assets (Note 11)	420,235	277,837
Goodwill (Note 12)	28,862	29,342
Deferred debt issue expenses, at amortized cost	3,088	4,233
Future income taxes (Note 8)	930	1,775

	623,434	559,516

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 14)	47,985	43,791
Income taxes payable	731	4,821
Instalments on long-term debt	1,778	1,528
Future income taxes (Note 8)	936	494

Total current liabilities	51,430	50,634
Long-term debt (Note 15)	110,203	107,527
Future income taxes (Note 8)	39,376	35,742

	201,009	193,903

Shareholders' Equity
Equity component of convertible debt (Note 16)	24,239	24,239
Capital stock (Note 17)	267,288	262,388
Retained earnings	107,671	63,211
Accumulated foreign currency translation adjustments	23,227	15,775

	422,425	365,613

	623,434	559,516

The accompanying notes are an integral part of the consolidated financial statements.

Léon F. Gosselin Director	Dr Claude Sauriol Director

78            CANADIAN GAAP

CONSOLIDATED EARNINGS

Years ended September 30	2004	2003	2002
in thousands of U.S. dollars, except share related data	$	$	$
Revenue	243,792	179,542	133,175

Cost of goods sold	54,247	44,474	34,145
Selling and administrative expenses	76,574	63,461	50,522
Research and development expenses	18,641	11,638	8,025
Depreciation and amortization	16,421	8,127	7,613

	165,883	127,700	100,305

Operating income	77,909	51,842	32,870

Financial expenses	11,131	6,590	906
Interest income	(762)	(1,642)	(912)
Loss (gain) on foreign currency	(308)	128	266
Takeover-bid expenses	—	3,697	—

	10,061	8,773	260

Earnings before income taxes	67,848	43,069	32,610
Income taxes (Note 8)	23,388	14,452	11,742

Net earnings	44,460	28,617	20,868

Earnings per common share
Basic	0.98	0.64	0.50
Diluted	0.96	0.63	0.49
Weighted average number of common shares
Basic	45,286,199	44,914,944	41,664,510
Diluted	52,787,964	45,607,992	42,527,500

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED RETAINED EARNINGS

Years ended September 30	2004	2003	2002
in thousands of U.S. dollars	$	$	$
Balance, beginning of year	63,211	34,594	16,914
Net earnings	44,460	28,617	20,868
Common share issue expenses, net of future income taxes in the amount of $1,649 for 2002	—	—	(3,188)

Balance, end of year	107,671	63,211	34,594

The accompanying notes are an integral part of the consolidated financial statements.

CANADIAN GAAP            79

CONSOLIDATED CASH FLOWS

Years ended September 30	2004	2003	2002
in thousands of U.S. dollars	$	$	$
Operations
Net earnings	44,460	28,617	20,868
Non-cash items
Implicit interest on convertible debt	4,234	2,292	—
Non-controlling interest	—	(103)	(363)
Amortization of deferred debt issue expenses	1,144	646	247
Other depreciation and amortization	16,421	8,127	7,613
Loss on disposal of assets	475	1,130	—
Foreign currency fluctuation	342	305	507
Future income taxes	6,597	2,810	2,187
Changes in working capital items (Note 19)	(50,344)	12,764	4,266

Cash flows from operating activities	23,329	56,588	35,325

Financing
Long-term debt	2,212	101,825	1,506
Repayment of long-term debt	(3,840)	(1,979)	(3,267)
Equity component of convertible debt	—	24,239	—
Repayment of balance of purchase price	—	(2,704)	—
Deferred debt issue expenses	—	(4,589)	(537)
Issue of shares	4,900	1,103	69,876
Share issue expenses	—	—	(4,837)

Cash flows from financing activities	3,272	117,895	62,741

Investment
Acquisition of short-term investments	(20,936)	(133,112)	(60,740)
Disposal of short-term investments	138,074	60,740	—
Acquisition of investments	—	—	(16)
Disposal of investments	1,876	637	385
Acquisition of property, plant and equipment	(13,409)	(4,302)	(2,873)
Disposal of property, plant and equipment	405	—	—
Acquisition of intangible assets	(149,628)	(81,093)	(1,561)
Disposal of intangible assets	917	—	—
Other	—	—	1,363
Net cash used for business acquisitions (Note 4)	—	—	(31,302)

Cash flows from investment activities	(42,701)	(157,130)	(94,744)

Foreign exchange gain on cash held in foreign currencies	277	528	142

Net increase (decrease) in cash and cash equivalents	(15,823)	17,881	3,464
Cash and cash equivalents, beginning of year	37,886	20,005	16,541

Cash and cash equivalents, end of year	22,063	37,886	20,005

The accompanying notes are an integral part of the consolidated financial statements.

80            CANADIAN GAAP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30

Amounts in the tables are stated in thousands of U.S. dollars, except share related data.

1.     GOVERNING STATUTES AND NATURE OF OPERATIONS

  The Company, incorporated under the Canada Business Corporations Act, is involved in the research, development, production and distribution of pharmaceutical products, mainly in the field of gastroenterology.

2.     CHANGES IN ACCOUNTING POLICIES

  a)    Year ended September 30, 2004

  Revenue recognition

  In December 2003, the Emerging Issues Committee ("EIC") of the Canadian Institute of Chartered Accountants ("CICA") issued some abstracts on revenue recognition: EIC-141, "Revenue Recognition" and EIC-142, "Revenue Arrangements with Multiple Deliverables". In general, the objective of these abstracts is to provide guidelines for the application of Section 3400 of the CICA Handbook, "Revenue". The new guidelines on revenue recognition are based on corresponding guidelines issued in the United States.

  In 1999, in the United States, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements". Since then, various securities regulators in Canada have indicated that the provisions in SAB 101 are consistent with Section 3400 of the CICA Handbook, and that they would look to SAB 101 when determining whether Canadian reporting issuers have complied with Canadian GAAP. The purpose of EIC-141 therefore is to summarize the principles set out in SAB 101 because, in the Committee's view, they are appropriate as interpretive guidance on the application of CICA 3400.

  EIC-142 is based on Issue No. 00-21 titled "Revenue Arrangements with Multiple Deliverables" issued in May 2003 by the Emerging Issues Task Force of the Financial Accounting Standards Board in the United States. EIC-142 addresses how to determine whether an arrangement involving multiple deliverables ("AMD") contains more than one unit of accounting and, if so, how arrangement consideration should be allocated to the separate units of accounting in the arrangement. EIC-142 applies to all deliverables (that is, products, services, or rights to use assets) within AMDs (whether written, oral, or implied). The guidelines set out in EIC-141 and 142 may be applied prospectively and should be applied to sales transactions recognized and AMDs entered into in the first interim period or annual fiscal period beginning after December 17, 2003. The adoption of these guidelines have had no impact on the consolidated financial statements of the Company because Axcan already follows SAB 101 and Issue No 00-21.

  Consolidation of variable interest entities

  In January 2003, the CICA issued Accounting Guidelines ("AcG")-15, "Consolidation of Variable Interest Entities". This standard was subsequently modified in September 2004. AcG-15 requires certain variable interest entities, or VIEs, to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company currently has no contractual relationship or other business relationship with a variable interest entity and therefore the adoption of AcG-15 did not have an effect on the Company's consolidated balance sheets or statements of earnings, retained earnings and cash flows.

  b)    Year ended September 30, 2003

  Basis of presentation

  The Company decided, for the year beginning October 1, 2002, to switch from Canadian generally accepted accounting principles ("GAAP") to the United States of America ("U.S.") GAAP as its primary reporting convention. The change in GAAP was influenced by the Company's desire to better meet the needs of its shareholders by applying accounting rules that are consistent with the majority of its customers and peer companies. For regulatory authorities purposes, the Company continued to prepare and to file the present consolidated financial statements prepared in U.S. dollars and in accordance with Canadian GAAP.

  Disclosure requirements for guarantees

  In February 2003, the CICA issued AcG-14, "Guarantor's Accounting and Disclosure Requirements for Guarantees." AcG-14 requires guarantors to disclose certain information for guarantees, including product warranties, outstanding at the end of the reporting period. At adoption, AcG-14 did not have any impact on the Company's consolidated financial statements.

  Impairment or disposal of long-lived assets

  The CICA issued new Handbook Section 3063 "Impairment of Long-lived Assets" and revised Section 3475 "Disposal of Long-lived Assets and Discontinued Operations". These two sections provide guidance on how assets are grouped when testing for and measuring impairment and propose a two-step process for first determining when an impairment loss is recognized and then measuring that loss. The adoption of these new standards had no impact on the consolidated financial statements.

CANADIAN GAAP            81

  Stock-based compensation

  On October 1, 2002, the Company adopted retroactively the recommandations of the CICA Handbook, Section 3870, "Stock-based Compensation and Other Stock-based Payments". This Section defines notably recognition, measurement and disclosure standards for stock-based compensation to employees. These standards define a fair value-based method of accounting for stock-based employee compensation plans. Under this method, compensation cost should be measured at the grant date based on the fair value of the award and should be recognized over the related service period. An entity that did not adopt the fair value method of accounting for its awards granted to employees was required to include in its financial statements pro forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied. The supplementary information required by this new Section is presented in note 24 for the years ended September 30, 2004, 2003 and 2002.

  c)     Year ended September 30, 2002

  Business combination, intangible assets and goodwill

  In 2001, the CICA approved new standards modifying the method of accounting for business combinations entered into after June 30, 2001 and addressed the accounting for goodwill and other intangible assets. The new standards on goodwill and other intangible assets should be applied for fiscal years beginning on or after January 1, 2002. The Company has elected to early adopt and, since October 1, 2001, it no longer amortizes its goodwill and trademarks with indefinite life, but however, evaluates goodwill and trademarks with indefinite life for impairment annually. Intangible assets with finite life will continue to be amortized over their estimated useful lives. As required by the standards, the Company completed the impairment tests on October 1, 2001 and did not record any impairments.

  Scientific symposium costs

  In 2002, the Company elected to expense its scientific symposium costs in the fiscal year they are incurred. In the previous years, these costs were deferred and amortized over a two-year period. This change in accounting policy has led to an increase in selling and administrative expenses of $457,000 during the year 2002.

  d)    Standards applicable for the year 2005

  Stock-based compensation

  In September and November 2003, the Accounting Standard Board ("AcSB") made amendments to CICA Handbook Section 3870 to require that the fair value based method be applied to awards granted to employees, which previously had not been accounted for at fair value. Thus, enterprises will be required to account for the effect of such awards in their financial statements for fiscal years beginning on or after January 1, 2004. The Company will adopt the fair value based method in its fiscal year 2005 with a retroactive application, without restating prior periods.

3.     ACCOUNTING POLICIES

  Basis of presentation

  The consolidated financial statements are expressed in U.S. dollars and were prepared in accordance with Canadian GAAP. Consolidated financial statements prepared in U.S. dollars and in accordance with U.S. GAAP are available to the shareholders and filed with various regulatory authorities.

  Accounting estimates

  The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and recognized amounts of revenues and expenses during the year. Significant estimates and assumptions made by management include allowances for accounts receivable and inventories, reserves for product returns, rebates and chargebacks, the classification of intangible assets between finite life and indefinite life, the useful lives of long-lived assets, the expected cash flows used in evaluating of long-lived assets, goodwill and investments for impairment, pending legal settlements, the realizability of future income tax assets and the allocation of the purchase price of acquired assets and businesses. The estimates are made using the historical information available to management and other expected factors. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustments when necessary. Actual results could differ from those estimates.

  Principles of consolidation

  These financial statements include the accounts of the Company and its subsidiaries, the most important being Axcan Scandipharm Inc., Axcan Pharma U.S. Inc. and Axcan Pharma S.A. (the result of the merger of Laboratoires Entéris S.A.S. with Laboratoires du Lactéol du Docteur Boucard S.A.). Significant intercompany transactions have been eliminated in consolidation. The Company's interest in the joint ventures is accounted for by the proportionate consolidation method.

  Revenue recognition

  Revenue is recognized when the product is shipped to the Company's customers, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of sales discounts, allowances, returns, rebates and chargebacks. In certain circumstances returns or exchange of products are allowed under the Company's policy and provisions are maintained accordingly. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue.

  Cash and cash equivalents

  The Company includes in cash and cash equivalents cash and all highly liquid short-term investments with initial maturities of three months or less.

82            CANADIAN GAAP

  Accounts receivable

  The majority of the Company's accounts receivable are due from companies in the pharmaceutical industry. Credit is extended based on evaluation of a customers' financial condition and, generally, collateral is not required. Accounts receivable are due within 30 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to bad debts expenses.

  Inventory valuation

  Inventories of raw materials and packaging material are valued at the lower of cost and replacement cost. Inventories of work in progress and finished goods are valued at the lower of cost and net realizable value. Cost is determined by the first in, first out method.

  Research and development

  Research and development expenses are charged to earnings in the year they are incurred, net of related tax credits.

  Depreciation and amortization

  Property, plant and equipment and intangible assets with a finite life are reported at cost, less accumulated depreciation and are depreciated or amortized over their estimated useful lives according to the straight-line method at the following annual rates:

Buildings	4 to 10%
Furniture and equipment	10 to 20%
Computer equipment	20 to 50%
Automotive equipment	20 to 25%
Leasehold and building improvements	10 to 20%
Trademarks, trademark licenses and manufacturing rights	4 to 15%

  Depreciation or amortization commences when an asset is substantially completed and becomes available for productive commercial use.

  Goodwill and intangible assets with indefinite life are no longer amortized since October 1, 2001.

  Management evaluates the value of the unamortized portion of property, plant and equipment, goodwill and intangible assets annually. Should there be a permanent impairment in value, a write-down will be recognized for the current year to reflect the assets at fair value. To date, the Company has not recognized any permanent impairment in value except for an amount of $480,000 of goodwill associated with the joint ventures for the year ended September 30, 2004.

  Deferred debt issue expenses are amortized on a straight-line basis over the term of the debts until 2008.

  Income taxes

  Income taxes are calculated based on the liability method. Under this method, future income tax assets and liabilities are recognized as estimated taxes for recovery or settlement arising from the recovery or settlement of assets and liabilities recorded at their financial statement carrying amounts. Future income tax assets and liabilities are measured based on enacted or substantively enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse. Adjustments to the future income tax asset and liability balances are recognized in earnings as they occur.

  Stock options

  The Company has granted stock options as described in Note 17. Canadian GAAP establish a fair value-based method of accounting for stock-based compensation plans, but also permit an election to use an intrinsic value-based method with disclosure on a pro-forma basis for net earnings and net earnings per share. The Company elected to provide such pro-forma disclosure. Any consideration paid by employees on the exercise of stock options is credited to capital stock.

  Foreign currency translation

  The current rate method of translation of foreign currencies is followed for subsidiaries, or joint ventures considered financially and operationally self-sustaining. Therefore, all gains and losses arising from the translation of the financial statements of subsidiaries or joint ventures are deferred in an "Accumulated foreign currency translation adjustments" account under "Shareholders' equity".

  For the operations in Canada and the United States of America, monetary assets and liabilities in currency other than U.S. dollars are translated into U.S. dollars, the functional currency of the Company, at the exchange rates in effect at the balance sheet date whereas other assets and liabilities are translated at exchange rates in effect at transaction dates. Revenue and operating expenses in foreign currency are translated at the average rates in effect during the year, except for depreciation and amortization, translated at historical rates. Gains and losses are included in earnings for the year.

  Earnings per share

  Basic earnings per share is calculated using the weighted average number of common shares outstanding during the year. The treasury stock method is to be used for determining the dilution effect of options. The dilutive effect of convertible subordinated notes, balance of purchase price payable in shares and convertible preferred shares is determined using the "if-converted" method.

CANADIAN GAAP            83

4.     ACQUISITIONS

  a)    Business acquisitions

  September 30, 2002

  On November 7, 2001, the Company acquired all the outstanding shares of Laboratoires Entéris S.A.S., a company specializing in the distribution of gastrointestinal products in France. The acquisition cost, including transaction expenses, amounting to $23,000,840, was paid in cash.

  On April 17, 2002, the Company acquired all the outstanding shares of Laboratoires du Lactéol du Docteur Boucard S.A. and certain related assets. This company is specialized in the manufacturing and distribution of gastrointestinal products in France. The acquisition cost, including transaction expenses, amounting to $13,137,613, was paid with the issuance of 365,532 common shares of the Company and $8,378,728 in cash. The price of the common shares issued was determined on the basis of a twenty-day trading average closing price.

  These two acquisitions allowed the Company to establish operations in France for the development of markets in all of Western Europe and added two products to the Company's product line.

  The following table shows the breakdown of these acquisitions:

$
Net assets acquired at the attributed values
Assets
Cash and cash equivalents	77
Other working capital items	7,323
Property, plant and equipment	9,433
Intangible assets with indefinite life	29,175
Goodwill	9,632
Future income taxes	656
Other assets	1,363

57,659

Liabilities
Accounts payable	8,215
Long-term debt	6,922
Future income taxes	6,384

21,521

36,138

Consideration
Cash	31,379
Common shares issued	4,759

36,138

Net cash used for the acquisitions	31,302

  The acquisition cost has been allocated to the assets and liabilities according to their estimated fair value at the acquisition dates. The operating results relating to these acquisitions have been included in the consolidated financial statements from the acquisition dates.

  Using the assumption that the effective date of the business acquisitions is October 1, 2001, the consolidated pro-forma results of operations of the Company would have been as follows for the year ended September 30, 2002:

(unaudited)
$
Revenue	140,983

Net earnings	20,802

Net earnings per share	0.50

84            CANADIAN GAAP

  b)    Products acquisitions

  On November 18, 2003, the Company acquired the rights to a group of products from Aventis Pharma S.A. ("Aventis") for a cash purchase price of $145,000,000. The acquired products are CARAFATE and BENTYL for the U.S. market and SULCRATE, BENTYLOL and PROCTOSEDYL for the Canadian market.

  On August 29, 2003, the Company acquired an exclusive license for North America, the European Union and Latin America, from Abbott Laboratories ("Abbott") to develop, manufacture and market ITAX, a patented gastroprokinitic drug. Under the terms of this license agreement, the Company paid $10,000,000 and assumed $2,000,000 in research contract liability. The agreement also provides for milestone payments upon certain events.

  On December 10, 2002, the Company acquired the rights to the Ursodiol 250mg tablets DELURSAN for the French market, for a cash purchase price of 22,300,000 Euros ($22,800,000) from Aventis. On December 3, 2002, the Company acquired the worldwide rights to the PANZYTRAT enzyme product line from Abbott for a cash purchase price of $45,000,000.

  During a transition period, the sellers may act as Axcan's agents for the management of sales of some of these products. For the year ended September 30, 2004, a portion of the sales of these products is still managed by the sellers. Axcan includes in its revenue the net sales from such products less corresponding cost of goods sold and other seller related expenses. Consequently, although net sales of such products of the year ended September 30, 2004 were $7,667,940 ($14,255,979 in 2003), the Company only included in its revenue an amount of $4,685,673 ($9,463,645 in 2003) representing the net sales less cost of goods sold and other seller related expenses.

5.     SHORT-TERM INVESTMENTS

  As at September 30, 2004, short-term investments include short-term ntoes, mutual funds and debt securities. One mutual fund represent approximately 64% (four short-term notes for 60% in 2003) of the Company's total short-term investments. Interest rates on most of the short-term investments vary from 0.975% to 3.315% (0.81% to 1.08% in 2003).

6.     ACCOUNTS RECEIVABLE

	2004	2003
	$	$
Trade accounts, net of allowance for doubtful accounts of $876,000 ($613,000 in 2003)(a)	44,253	16,676
Investments receivable within one year	—	1,102
Taxes receivable	1,978	1,479
Other	287	408

	46,518	19,665

  The Company believes that there is no unusual exposure associated with the collection of these accounts receivable.

  (a)
  As at September 30, 2004, the accounts receivable include amounts receivable from three customers which represent approximately 51% (two customers and one agent for 44% in 2003) of the Company's total accounts receivable.

CANADIAN GAAP            85

7.     INVENTORIES

	2004	2003
	$	$
Raw materials and packaging material	10,311	8,441
Work in progress	1,781	1,466
Finished goods	25,178	10,256

	37,270	20,163

8.     INCOME TAXES

  The future income tax assets and liabilities result from differences between the tax value and book value of the following items:

	2004	2003
	$	$
Short-term future income tax assets
Inventories	376	2,554
Prepaid expenses and deposits	167	—
Accounts payable and accrued liabilities	2,941	2,558
Pending legal settlements	1,102	1,102

	4,586	6,214

Long-term future income tax assets
Investments	—	16
Share issue expenses	930	1,746
Unused operating losses	—	13

	930	1,775

Short-term future income tax liabilities
Accounts receivable	379	318
Inventories	109	—
Prepaid expenses and deposits	434	163
Investments	14	13

	936	494

Long-term future income tax liabilities
Property, plant and equipment	2,484	1,993
Intangible assets	35,705	32,940
Goodwill	682	682
Research and development expenses	505	127

	39,376	35,742

86            CANADIAN GAAP

  Income taxes included in the statement of earnings are as follows:

	2004	2003	2002
	$	$	$
Current	16,791	11,642	9,555

Future
Creation and reversal of temporary differences	6,597	3,640	2,043
Change in promulgated rates	—	(830)	144

	6,597	2,810	2,187

	23,388	14,452	11,742

Domestic
Current	825	(1,265)	2,953
Future	2,756	1,328	1,530

	3,581	63	4,483

Foreign
Current	15,966	12,907	6,602
Future	3,841	1,482	657

	19,807	14,389	7,259

	23,388	14,452	11,742

  The Company's effective income tax rate differs from the combined statutory federal and provincial income tax rate in Canada (31.52% for 2004, 33.59% for 2003 and 35.66% for 2002). This difference arises from the following:

	2004		2003		2002
	%	$	%	$	%	$
Combined basic rate applied to pre-tax income	31.52	21,386	33.59	14,467	35.66	11,629
Increase (decrease) in taxes resulting from:
Large corporations tax	0.04	29	—	—	—	—
Change in promulgated rates	—	—	(1.93)	(830)	0.44	144
Difference with foreign tax rates	(2.59)	(1,755)	(3.05)	(1,312)	3.65	1,189
Non-deductible items	3.84	2,602	3.44	1,481	0.70	228
Use of unrecorded prior years' losses	—	—	—	—	(0.71)	(231)
Non-taxable items and other	(1.23)	(832)	(1.40)	(604)	(6.16)	(2,008)
Foreign withholding taxes	2.89	1,958	2.90	1,250	2.43	791

	34.47	23,388	33.55	14,452	36.01	11,742

  No provision has been made for income taxes on the undistributed earnings of the Company's foreign subsidiaries as at September 30, 2004 that the Company intends to indefinitely reinvest.

CANADIAN GAAP            87

9.     INVESTMENTS

	2004	2003
	$	$
Investments in preferred shares of a private company, at estimated net realizable value	—	578
Note receivable, 8.5% beginning on January 1, 2002, maturing on January 1, 2004	—	936
Other	—	363

	—	1,877
Investments receivable within one year	—	1,102

	—	775

10.   PROPERTY, PLANT AND EQUIPMENT

	2004
	Cost	Accumulated depreciation	Net
	$	$	$
Land	1,581	—	1,581
Buildings	20,311	3,412	16,899
Furniture and equipment	15,762	7,981	7,781
Automotive equipment	75	21	54
Computer equipment	7,553	3,132	4,421
Leasehold and building improvements	810	281	529

	46,092	14,827	31,265

	2003
	Cost	Accumulated depreciation	Net
	$	$	$
Land	940	—	940
Buildings	12,431	2,484	9,947
Furniture and equipment	13,761	6,417	7,344
Automotive equipment	86	13	73
Computer equipment	3,822	2,085	1,737
Leasehold and building improvements	522	212	310

	31,562	11,211	20,351

  Acquisitions of property, plant and equipment amount to $14,288,431 ($4,301,768 in 2003 and $14,071,633 in 2002).

  The cost and accumulated depreciation of equipment under capital leases amount to $5,351,295 and $1,659,955 ($5,019,440 and $891,445 in 2003).

88            CANADIAN GAAP

11.   INTANGIBLE ASSETS

	2004
	Cost	Accumulated depreciation	Net
	$	$	$
Trademarks, trademark licenses and manufacturing rights with a:
Finite life	292,863	30,338	262,525
Indefinite life	170,127	12,417	157,710

	462,990	42,755	420,235

	2003
	Cost	Accumulated depreciation	Net
	$	$	$
Trademarks, trademark licenses and manufacturing rights with a:
Finite life	124,157	20,414	103,743
Indefinite life	186,512	12,418	174,094

	310,669	32,832	277,837

  The cost of the product TAGAMET has been transferred from intangible assets with an indefinite life to intangible assets with a finite life following changes in the regulatory rules applicable to this product and resulting in the modification of its useful life. The net cost of this product as of October 1, 2003, which amounted to $21,852,859, is therefore amortized over a 15-year period.

  Acquisitions of intangible assets amount to $149,627,653 ($88,092,927 in 2003 and $30,036,118 in 2002). The current intangible assets with a finite life have a weighted-average remaining amortization period of approximately 18 years.

  The annual amortization expenses without taking into account any future acquisitions expected for the years 2005 through 2009 is as follows:

$
2005	13,798
2006	13,798
2007	13,798
2008	13,798
2009	13,787

12.   GOODWILL

	2004	2003
	$	$
Cost	32,651	33,200
Accumulated amortization	3,789	3,858

Net	28,862	29,342

CANADIAN GAAP            89

13.   AUTHORIZED LINE OF CREDIT

  The Company has a credit agreement relative to a $125,000,000 ($55,000,000 in 2003) financing. The credit agreement consists of a 364-day extendible revolving facility with a two-year (three-year in 2003) term-out option maturing on September 22, 2007 (October 12, 2007 in 2003). The term-out option provides for quarterly instalments equal to 8.57% (6.81% in 2003) of the amount then outstanding on the facility with a final instalment of 40% (25% in 2003).

  The Company's credit facility is secured by a first security interest on all present and future acquired assets of the Company and its material subsidiaries, and provides for the maintenance of certain financial ratios. Cash dividends, repurchase of shares (other than redeemable shares issued in connection with a permitted acquisition) and similar distributions to shareholders are limited to 10% of the Company's net earnings for the preceding fiscal year.

  The interest rate varies depending on the Company's leverage between 25 basis points and 100 (25 and 125 in 2003) basis points over prime rate and between 125 basis points and 200 (125 and 225 in 2003) basis points over the LIBOR rate or bankers acceptances. The line of credit also provides for a stand-by fee of between 25 and 37.5 basis points. The facility may be drawn in U.S. dollars or in Canadian dollars equivalent. As at September 30, 2004 and 2003 there was no amount outstanding under the line of credit.

14.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2004	2003
	$	$
Accounts payable	13,327	9,605
Contract rebates, product returns and accrued chargebacks	8,853	7,248
Accrued interest on subordinated notes	2,530	3,038
Accrued royalty fees	5,340	4,820
Accrued salaries	3,228	3,084
Accrued bonuses	2,804	2,883
Accrued research and development expenses	3,447	1,995
Accounts payable on intangible assets	—	7,000
Other accrued liabilities	5,556	1,218
Pending legal settlements	2,900	2,900

	47,985	43,791

15.   LONG-TERM DEBT

	2004	2003
	$	$
Convertible subordinated notes, 4.25%, interest payable semi-annually starting October 15, 2003, convertible into 8,924,113 common shares, maturing April 15, 2008. (Note 16)	107,287	103,053
Bank loans, 3.8% (interest rates varying between 4.84% and 7.15% as at September 30, 2003) secured by immovable hypothecs on land and buildings having a net book value of $6,826,494 in 2004, payable in quarterly instalments of $200,000, principal and interest, maturing in 2007.	2,174	2,576
Obligations under capital leases, interest rates varying between 3.81% and 6.20% payable in monthly instalments, principal and interest, maturing on different dates until 2009.	2,520	3,426

	111,981	109,055
Instalments due within one year	1,778	1,528

	110,203	107,527

90            CANADIAN GAAP

  As at September 30, 2004, minimum instalments on long-term debt for the next years are as follows:

	Obligations under capital leases	Other long term loans
	$	$
2005	1,089	792
2006	838	760
2007	483	622
2008	264	107,287
2009	92	—

	2,766
Interest included in the minimum lease payments	246

	2,520

16.   CONVERTIBLE SUBORDINATED NOTES

  The Company issued convertible subordinated notes for $125,000,000 on March 5, 2003. According to the features of this debt, an amount of $24,238,899, representing the estimated value of the right of conversion, was included in the shareholders' equity as equity component of convertible debt and an amount of $100,761,101 was included in the long-term debt as liability component of convertible debt. For the year ended September 30, 2004, implicit interest of 9.17% and totaling $4,233,768 ($2,292,478 in 2003) was accounted for and added to the liability component.

  The subordinated notes are convertible into 8,924,113 common shares. The noteholders may convert their notes during any quarterly conversion period if the closing price per share for at least 20 consecutive trading days during the 30 consecutive trading-day period ending on the first day of the conversion period exceeds 110% of the conversion price in effect on that thirtieth trading day. The noteholders may also convert their notes during the five business-day period following any 10 consecutive trading-day period in which the daily average of the trading prices for the notes was less than 95% of the average conversion value for the notes during that period. Finally, the noteholders may also convert their notes upon the occurrence of specified corporate transactions or if the Company has called the notes for redemption. On or after April 20, 2006, the Company may at its options, redeem the notes, in whole or in part at redemption prices varying from 101.70% to 100.85% of the principal amount plus any accrued and unpaid interest to the redemption date. The notes also include provisions for the redemption of all the notes for cash at the option of the Company following some changes in tax treatment.

17.   CAPITAL STOCK

  Authorized

  Unlimited number of shares without par value

    Common shares

    Preferred shares, issuable in series, rights, privileges and restrictions determined at the creation date

  During the year 2000, the Company created two series of preferred shares as follows:

14,175,000	Series A, non-voting, annual preferential cumulative dividend of 5%, redeemable on or prior to June 8, 2001 at CDN$1.00 per share payable at the option of the Company in cash or by the issuance of common shares or in any combination of cash and common shares.
12,000,000	Series B, non-voting, redeemable on the fifth anniversary of their issuance at CDN$1.00 per share payable in cash or by the issuance of common shares at the option of the Company, convertible into common shares at the holder's option on the basis of one common share for each 15 Series B preferred shares.

CANADIAN GAAP            91

  The issued and fully paid capital stock is as follows:

	2004		2003		2002
	Number	Amount	Number	Amount	Number	Amount
		$		$		$
Common shares
Balance, beginning of year	45,004,320	262,388	44,863,198	261,285	38,412,133	186,650
Shares issued following public offerings(a)	—	—	—	—	5,000,000	57,500
Shares issued following private investors' subscription(a)	—	—	—	—	208,044	3,000
Shares issued following the exercise of the underwriters' option(a)	—	—	—	—	750,000	8,625
Shares issued pursuant to the stock option plan(a)	558,016	4,900	141,122	1,103	127,489	751
Shares issued for the acquisition of assets	—	—	—	—	365,532	4,759

	45,562,336	267,288	45,004,320	262,388	44,863,198	261,285

Balance, end of year

  (a)
  Issued for cash

  Common stock option plan

  The common stock option plan is intended for eligible directors, principal senior executives and employees. The number of stock options that can be granted under this plan cannot exceed 4,500,000 as at September 30, 2004, 2003 and 2002. Options are granted at the fair market value of the common stock on the last trading day prior to the granting date. Options may be exercised at a rate of 20% per year and expire ten years after the granting date except for the annual options granted to outside directors which may be exercised one year after the granting date.

  The changes to the number of stock options outstanding are as follows:

	2004		2003		2002
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$		$
Balance, beginning of year	2,681,840	10.12	2,429,078	9.67	1,956,441	7.75
Granted	738,350	15.44	531,850	11.36	684,050	13.38
Exercised	(558,016)	8.78	(141,122)	7.82	(127,489)	5.89
Cancelled	(261,618)	11.23	(137,966)	10.73	(83,924)	9.58

Balance, end of year	2,600,556	11.86	2,681,840	10.12	2,429,078	9.67

Options exercisable at end of year	954,459	9.93	965,909	9.00	614,716	7.79

92            CANADIAN GAAP

  Stock options outstanding at September 30, 2004 are as follows:

	Options outstanding
				Options exercisable
		Weighted average remaining contractual life
Exercise price	Number		Weighted average exercise price	Number	Weighted average exercise price
			$		$
$4.06 — $5.00	17,000	5.23	4.06	11,000	4.06
$5.01 — $7.00	23,100	4.87	6.12	20,500	6.03
$7.01 — $10.00	809,586	5.84	8.42	527,549	8.30
$10.01 — $13.00	760,510	7.62	11.70	287,970	11.89
$13.01 — $16.00	707,360	8.40	13.56	107,440	14.00
$16.01 — $19.00	195,500	9.53	18.30	—	—
$19.01 — $19.99	87,500	9.39	19.99	—	—

	2,600,556	7.40	11.86	954,459	9.93

18.   FINANCIAL INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENT OF EARNINGS

  a)    Financial expenses

	2004	2003	2002
	$	$	$
Interest on long-term debt	9,848	5,647	159
Bank charges	139	297	218
Financing fees	—	—	282
Amortization of deferred debt issue expenses	1,144	646	247

	11,131	6,590	906

  b)    Selling and administrative expenses

  Selling and administrative expenses include the following:

	2004	2003	2002
	$	$	$
Shipping and handling expenses	4,349	3,477	2,763
Advertising expenses	15,155	10,524	10,501

  c)     Other information

	2004	2003	2002
	$	$	$
Non-controlling interest	—	(103)	(363)
Rental expenses	1,216	1,228	1,148
Depreciation of property, plant and equipment	3,728	3,477	2,499
Amortization of intangible assets	12,693	4,650	5,114
Investment tax credits applied against research and development expenses	1,163	488	830

  The Company incurred professional fees with a law firm, in which a Company's director is a partner, totaling $556,724 for the year ended September 30, 2004 ($385,862 in 2003 and $466,056 in 2002). These transactions were concluded in the normal course of operations, at the exchange amount.

CANADIAN GAAP            93

  d)    Earnings per common share

  The following table reconciles the numerators and denominators of the basic and diluted earnings per share computations.

	2004	2003	2002
	$	$	$
Net earnings available to common shareholders
Basic	44,460	28,617	20,868
Financial expenses relating to the convertible notes	6,379	—	—

Net earnings available to common shareholders on a diluted basis	50,839	28,617	20,868

	2004	2003	2002
Weighted average number of common shares
Weighted average number of common shares outstanding	45,286,199	44,914,944	41,664,510
Effect of dilutive stock options	820,872	472,599	660,970
Effect of dilutive equity component of purchase price	—	220,449	202,020
Effect of dilutive convertible subordinated notes	6,680,893	—	—

Adjusted weighted average number of common shares outstanding	52,787,964	45,607,992	42,527,500

Number of common shares outstanding as at November 9, 2004.	45,562,336

  Options to purchase 283,000 common shares (754,100 for 2003 and 553,350 for 2002) were outstanding but were not included in the computation of diluted earnings per share as the exercise price of the options was greater than the average market price of the common shares. As of September 30, 2003, the subordinated notes convertible into 8,924,113 common shares had no effect on the diluted earnings per share. Since the trigger event occurred during the second, third and fourth quarters of the year ended September 30, 2004, the 8,924,113 common shares are included in the weighted average number of common shares outstanding for those periods.

19.   FINANCIAL INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENT OF CASH FLOWS

  a)    Changes in working capital items

	2004	2003	2002
	$	$	$
Accounts receivable	(27,748)	5,750	2,120
Income taxes receivable	(3,752)	(4,459)	(388)
Inventories	(17,157)	(411)	(2,532)
Prepaid expenses and deposits	(654)	(942)	401
Accounts payable and accrued liabilities	3,018	9,619	3,870
Income taxes payable	(4,051)	3,207	795

	(50,344)	12,764	4,266

  b)    Cash flows relating to interest and income taxes of operating activities are as follows:

	2004	2003	2002
	$	$	$
Interest received	1,031	1,427	787
Interest paid	6,122	342	242
Income taxes paid	23,599	12,417	7,672

94            CANADIAN GAAP

20.   JOINT VENTURES

  The Company's interest in the joint ventures is accounted for by the proportionate consolidation method. During fiscal 2004, the Company wrote off its investment in these joint ventures.

  The following accounts represent the share of the Company in the joint ventures:

	2004	2003	2002
	$	$	$
Current assets	122	217	190
Total assets	168	649	606
Current liabilities	312	393	248
Total liabilities	343	422	273
Revenue	906	659	725
Expenses	1,361	765	771
Net loss	(455)	(106)	(46)
Cash flows from:
Operations	(31)	92	(8)
Financing	2	4	—
Investment	—	(11)	10

21.   SEGMENTED INFORMATION

  The Company considers that it operates in a single field of activity, the pharmaceutical industry, since its other activities do not account for a significant portion of segment assets. No customer represents more than 10% of the Company's revenue except for three customers, for which the sales represented 55.7% of revenue for the year ended September 30, 2004 (49.6% and 52.3% in 2003 and 2002) and are detailled as follows:

	2004	2003	2002
	%	%	%
Customer A	24.3	15.6	20.2
Customer B	18.3	18.6	18.8
Customer C	13.1	15.4	13.3

	55.7	49.6	52.3

  Purchases from one supplier represent approximately 15% of the cost of goods sold for the year ended September 30, 2004 (26% in 2003 and 30% in 2002).

  The Company purchases its inventory from third party manufacturers, many of whom are the sole source of products for the Company. The failure of such manufacturers to provide an uninterrupted supply of products could adversely impact the Company's ability to sell such products.

CANADIAN GAAP            95

  The Company operates in the following geographic segments:

	2004	2003	2002
	$	$	$
Revenue
Canada
Domestic sales	28,002	20,555	17,413
Foreign sales	—	—	—
United States
Domestic sales	162,810	113,875	100,088
Foreign sales	3,921	—	—
Europe
Domestic sales	43,988	40,429	13,870
Foreign sales	4,846	4,531	1,696
Other	225	152	108

	243,792	179,542	133,175

Property, plant, equipment, intangible assets and goodwill
Canada	44,676	19,311	15,645
United States	131,602	133,695	135,839
Europe	265,431	138,530	55,093
Other	38,653	35,994	23,423

	480,362	327,530	230,000

  Revenue is attributed to geographical segments based on the sales country of origin.

22.   FINANCIAL INSTRUMENTS

  Currency risk

  The Company is exposed to financial risk arising from fluctuation in foreign exchange rates and the degree of volatility of the rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

  Fair value of the financial instruments on the balance sheet:

  The estimated fair value of the financial instruments is as follows:

	2004		2003
	Fair value	Carrying amount	Fair value		Carrying amount
	$	$	$		$
Assets
Cash and cash equivalents	22,063	22,063	37,886		37,886
Short-term investments	15,922	15,922	133,112		133,112
Accounts receivable	44,540	44,540	17,894		17,894
Investments in a private company	—	—	b	)	578
Note receivable	—	—	b	)	936
Other investments	—	—	363		363
Liabilities
Accounts payable and accrued liabilities	47,985	47,985	43,791		43,791
Long-term debt	162,674	111,981	154,283		109,055

96            CANADIAN GAAP

  The following methods and assumptions were used to calculate the estimated fair value of the financial instruments on the balance sheet.

  a)    Financial instruments valued at carrying amount

  The estimated fair value of certain financial instruments shown on the balance sheet is equivalent to their carrying amount because they are realizable in the short-term or items whose carrying amount approximates the fair value. These financial instruments include cash and cash equivalents, short-term investments, accounts receivable, other investments and accounts payable and accrued liabilities.

  b)    Investments in a private company and note receivable

  The fair value of investments in a private company and note receivable was not readily determinable.

  c)     Long-term debt

  The fair value of long-term debt has been established by discounting the future cash flows at interest rates corresponding to those the Company would have obtained at that date for loans with similar maturity dates and terms. The fair value of the convertible subordinated notes is equivalent to the trading price at the end of the year. The fair value of the convertible subordinated notes include the portion reported under Equity Component of Convertible Debt of $24,238,899.

23.   COMMITMENTS AND CONTINGENCIES

  a)    Commitments

  The Company has entered into non-cancelable operating leases and service agreements expiring on different dates until September 30, 2009 for the rental of office space, automotive equipment and other equipment and for sales management services. One of the office space leases contains an escalation clause providing for payment of additional rent.

$
2005	2,725
2006	953
2007	297
2008	263
2009	44

4,282

  The Company entered into an agreement with Nordmark Arzneimittel GmbH & Co to create a joint venture to develop patent-protected novel enzyme preparations. Under the terms of this agreement, the Company agreed to contribute up to a cumulative amount of $1,500,000 to the joint venture. As at September 30, 2004, a total amount of $600,000 ($100,000 in 2003) has been contributed.

  b)    Contingencies

  The subsidiary Axcan Scandipharm has been named as a defendant in several legal proceedings related to the products line it markets under the name ULTRASE. Of the 12 lawsuits to date, Axcan Scandipharm was dismissed from one, nonsuited in another and settled ten. These lawsuits were filed and claims have been asserted against Axcan Scandipharm and certain other named defendants, including the enzyme manufacturer, stemming from allegations that, among other things, Axcan Scandipharm's enzyme products caused colonic strictures. At this time, it is difficult to predict if there will be other claims or their number and because of the young age of the patients involved, Axcan Scandipharm's product liability exposure for this issue in the United States will remain for a number of years. Axcan Scandipharm's insurance carriers have defended the lawsuits to date and Axcan expects them to continue to defend Axcan Scandipharm (to the extent of its product liability insurance) should other lawsuits be filed in the future.

  In addition, the enzyme manufacturer and certain other companies have claimed a right to recover amounts paid defending and settling these claims as well as a declaration that Axcan Scandipharm and another named defendant must provide indemnification against future claims. This lawsuit is based on contractual and indemnity issues and the parties have agreed to settle their dispute through binding arbitration. The arbitration has commenced and the plaintiffs allege that the amount at issue may be in excess of $10,000,000. Axcan Scandipharm denies that such reimbursement is owed and has also responded with counterclaims against the plaintiffs.

  As at September 30, 2004 and 2003, the Company has accrued $2,900,000 to cover any future settlements in connection with the indemnification claim and the lawsuits discussed above that may not be covered by, or exceed, applicable insurance proceeds. While the Company believes that the insurance coverage and provisions taken to date are adequate, an adverse determination of any present and future claims or of future claims could exceed insurance coverage and amounts currently accrued.

CANADIAN GAAP            97

  c)     Milestone payments

  The agreements with QLT Phototherapeutics Inc. ("QLT") relating to the purchase of PHOTOFRIN provided for milestone payments to be made by Axcan to QLT that could reach a maximum of CDN$20,000,000 upon receipt of certain regulatory approvals for specific or additional indication for PHOTOFRIN or other conditions. Each milestone payment shall be made at the option of the Company either in cash or in Series B preferred shares or in a combination of cash and preferred shares provided that at least one-half of the milestone payable shall be paid in cash. During the years 2004, 2003 and 2000 CDN$5,000,000, CDN$5,000,000 and CDN$5,000,000 (US$3,919,417, US$3,646,973 and US$3,378,378) was paid by Axcan in cash upon receipt of regulatory approvals and was recorded in intangible assets.

  The agreement to acquire the exclusive licence for North America, the European Union and Latin America to develop, manufacture and market ITAX provides for milestone payments for an amount of $20,000,000 upon regulatory submission and an amount of $45,000,000 upon regulatory approval. The Company will also pay royalties of 9% of net sales from the date of first commercial sale until the expiration of the patent and 6% for ten years then after.

  d)    Royalties

  Net sales of certain products of the Company are subject to royalties payable to unrelated third parties.

  In particular, the Company must pay a 6% royalty on net sales of ULTRASE and 5% royalty on the net sales of ADEK's respectively covered under agreements for the exclusive rights to market these products.

  Axcan has to pay 5% of worldwide sales of PHOTOFRIN with a maximum of $500,000 per year and a maximum total aggregate of $3,108,245 until December 2007. Until September 30, 2004, an amount of $1,420,419 has been accounted for ($1,032,777 in 2003 and $753,134 in 2002). Axcan also has to pay 5% of net sales of PHOTOFRIN for use in the therapeutic treatment of cancer and 2% of net sales for other uses until December 2009.

  Royalties amounting to $3,760,945, $4,387,092 and $3,731,113 respectively for years ended September 30, 2004, 2003 and 2002 were charged to earnings.

  e)     Licensing

  During the year 2000, Axcan entered into a new licensing agreement to market a new generation of pancrelipase minitablets. As at September 30, 2004, the Company paid $3,500,000 in development fees, which is the total amount of development fees the Company agreed to pay. Axcan will pay royalties of 6% on the first $30,000,000 of annual sales and 5% on annual sales in excess of $30,000,000 subject to minimum royalty payments of $750,000, $1,000,000 and $1,500,000 in the first three years of the agreement, respectively. The product was launched in October 2003.

  Axcan also entered into a licensing agreement with the Children's Hospital Research Foundation for a serie of sulfated derivatives of ursodeoxycholigic acid compounds" ("SUDCA"). Axcan has, until September 30, 2004, paid $814,000 in cash. The Company will also pay milestones for a maximum amount of $200,000 when SUDCA will be validated and a bonus when certain conditions will be meet; finally, Axcan will pay royalty based on sales.

  In May 2002, the Company signed a co-development and license agreement with NicOx S.A. ("NicOx") for NCX-1000, a nitric oxide-donating ursodiol derivative, for the treatment of chronic liver diseases including portal hypertension and Hepatitis "C". Under the terms of this agreement, the Company has obtained from NicOx an exclusive license to commercialize NCX-1000 in Canada and Poland as well as an option to acquire the same exclusive rights for the United States market. The Company and NicOx will share the cost of the future development of NCX-1000 jointly through the completion of Phase II clinical studies. The Company will thereafter conduct the required Phase III clinical studies and be responsible for regulatory filings in the exclusively licensed territories. The Company will pay NicOx options or milestone payments totaling up to $17,000,000 at various stages of development. An amount of $2,000,000 has been paid in 2003. The Company also agreed to pay royalties of up to 12% on net sales of the product.

  On October 10, 2002, the Company acquired from Gentium S.p.A., an Italian company, exclusive rights to develop and market in North America, a patented 4 gram rectal gel formulation of mesalamine (5-ASA) for the treatment of active distal ulcerative colitis. In return the Company will make milestone payments totaling approximately $1,500,000, the majority of which will be paid upon approval in the United States. An amount of approximately $200,000 has been paid in 2003. The Company will also pay a royalty of 4% on net sales for a ten-year period from product's launch.

  On July 22, 2003, the Company acquired from Merz Pharmaceutical GmbH ("Merz") an exclusive licence to use, develop and submit for approval of injectable and oral granule formulations containing L-ornithine and L-aspartate. In consideration of the rights and licenses granted by Merz under this agreement, the Company shall pay a royalty of 6% of net sales or 4% of net sales if the Company develops any patentable invention or improvement and Merz incorporates such invention or improvement into its products.

  f)     Employee benefit plan

  A subsidiary of the Company has a defined contribution plan (the "Plan") for its US employees. Participation is available to substantially all U.S. employees. Employees may contribute up to 15% of their gross pay and up to limits set by the U.S. Internal Revenue Service. During the year, the Board of Directors approved and the Company charged to earnings a contribution to the Plan totaling $268,757 ($319,871 in 2003 and $224,275 in 2002).

98            CANADIAN GAAP

24.   STOCK-BASED COMPENSATION

  The Company has elected to measure compensation costs related to awards of stock options using the intrinsic value based method of accounting. No stocks-based employee compensation cost is reflected in net earnings. The Company is also required to make pro-forma disclosures of net earnings, basic earnings per share and diluted earnings per share as if the fair-value-based method of accounting had been applied.

  The average weighted fair value of granted stock options was $6.80, $5.41 and $6.96 for the years ended September 30, 2004, 2003 and 2002.

  The fair value of granted stock options was estimated with the Black-Scholes model of evaluation of the price of options using an expected life of six years, a risk-free interest rate of 4.17%, 4.43% and 4.93% for the years ended September 30, 2004, 2003 and 2002, a volatility of 44% in 2004, 46% in 2003 and 47% in 2002 and no expected dividends.

  The Black-Scholes model, used by the Company to calculate option values, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that these models do not necessarily provide a reliable single measure of the fair value of the Company's stock option awards.

  Accordingly, the Company's net earnings, basic earnings per share and diluted earnings per share would have been reduced for the years ended September 30, 2004, 2003 and 2002 on a pro-forma basis, as follows:

	2004		2003		2002
	Actual	Pro-forma	Actual	Pro-forma	Actual	Pro-forma
	$	$	$	$	$	$
Net earnings	44,460	40,174	28,617	25,248	21,188	18,699
Basic earnings per share	0.98	0.89	0.64	0.56	0.51	0.45
Diluted earnings per share	0.96	0.88	0.63	0.55	0.50	0.44

CANADIAN GAAP            99

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Exhibit 99.4
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS September 30 Amounts in the tables are stated in thousands of U.S. dollars, except share related data.